Exhibit 99.1

Enthusiast Gaming Announces Pricing of its Previously Announced Equity Offering

TORONTO, June 11, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ: EGLX) (TSX: EGLX), a media and content platform for video game and esports fans to connect and engage, is pleased to announce that the Company has priced the offering (the “Offering”) at USD$5.75 per common share (the “Common Shares”) for aggregate gross proceeds to the Company of USD$46,000,000. In connection with the offering the Company has entered into an agreement with a syndicate of underwriters co-led by RBC Capital Markets and Canaccord Genuity (the “Lead Underwriters”) as joint lead bookrunning managers, with B. Riley Securities acting as joint bookrunner, and including Paradigm Capital Inc., Scotia Capital Inc., Alliance Global Partners, Colliers Securities LLC and Haywood Securities Inc., as co-managers (together with the Lead Underwriters, the “Underwriters”).

Enthusiast Gaming and Blue Ant Media Inc. (“Blue Ant”), one of the Company’s shareholders, have also granted the Underwriters an option (the “Over-Allotment Option”) to purchase an additional 1,200,000 Common Shares (the “Option Shares”) representing in the aggregate up to 15% of the number of Common Shares to be sold pursuant to the Offering, solely to cover the Underwriters' over-allocation position, if any, and for market stabilization purposes. The Over-Allotment Option will be exercisable by the Underwriters for a period of 30 days following the closing of the Offering. In the event the Over-Allotment Option is exercised, the Company, the Underwriters and Blue Ant have agreed that, at the option of Blue Ant (the “Tag-Along Option”), up to 50% of the Option Shares may be comprised of Common Shares to be sold by Blue Ant, with the remaining Option Shares to be comprised of Common Shares to be issued and sold by the Company (“Treasury Shares”). If the Tag- Along Option is not exercised, the entire Over-Allotment Option will be satisfied by the Company through the issuance of Treasury Shares. Enthusiast Gaming will not receive any of the proceeds of any sale of Common Shares by Blue Ant. Blue Ant will not otherwise participate in the Offering.

The net proceeds from the Offering are expected to be used by the Company primarily to strengthen its financial position, inclusive of future acquisitions, working capital, repayment of indebtedness and other general corporate purposes. Completion of the Offering is subject to customary conditions and the receipt of all necessary approvals, including the approval of the TSX and NASDAQ. Closing is expected to occur on or about June 15, 2021.

In respect of the Offering, a prospectus supplement (the “Prospectus Supplement”) to the Company’s Canadian base shelf prospectus (the “Base Prospectus”) dated May 6, 2021 will be filed in Canada with applicable securities regulatory authorities, as well as in the United States with the Securities and Exchange Commission (the “SEC”) as part of the Company’s U.S. registration statement.

The Common Shares will be offered in Canada and the U.S. through the Underwriters either directly or, if applicable, through their respective Canadian or U.S. registered broker-dealer affiliates or agents, as applicable. The Offering is being made concurrently in the U.S. and in all of the provinces and territories of Canada, other than Québec, pursuant to the multijurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. Offers may also be made on a private placement basis where permitted by applicable law. No Common Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is applicable.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares. Prospective investors should read the Base Prospectus, Prospectus Supplement and the documents incorporated by reference therein before investing in the Common Shares. These documents may be accessed for free by visiting SEDAR www.sedar.com or EDGAR at www.sec.gov.

Enthusiast Gaming is represented by Norton Rose Fulbright Canada LLP in Canada and Norton Rose Fulbright US LLP in the United States. The Underwriters are represented by Stikeman Elliott LLP in Canada and Paul, Weiss, Rifkind, Wharton & Garrison LLP in the United States.

About Enthusiast Gaming

Enthusiast Gaming is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like- minded communities to deliver the ultimate fan experience.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the Preliminary Supplement and Prospectus Supplement and corresponding Registration Statement; the potential offering of any securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Media Relations:

Carmela Antolino, Provident Communications
carmela@providentcomms.com

647-287-2286